SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

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Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6550

September 2, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Mark P. Shuman
Perry Hindin
Adam Halper

Re:	Computer Horizons Corp.
Amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R
Filed: September 2, 2005
File No.: 000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

This letter sets forth the comments of Computer Horizons Corp., a New York corporation (“CHC”), to the  amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Amended Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Amended Preliminary Proxy Statement filed via EDGAR by Crescendo.

Page 3.  Crescendo states, “Only shares held and duly voted by shareholders as of the Mailing Record Date will be counted if the shareholders voting such Shares also hold such shares as of the Record Date.”  This is confusing.  The sentence should be rewritten as follows:

“Shares held and duly voted by shareholders as of the Mailing Record Date will be counted only if the shareholders voting such Shares still hold such shares as of the Record Date.  [Emphasis added]

Page 7.  The description of the events leading up to the recent litigation initiated by Crescendo is false and misleading pursuant to Rule 14a-9 for the following reasons:  First, Crescendo states:

“On August 24, 2005,  Computer Horizons confirmed the record date for the Special  Meeting and announced such record date and the date, time and place of the Special Meeting. As a result, that portion of Crescendo Partners’ lawsuit and motion has been rendered moot.” [Emphasis added]

This is purposely written to make the reader think the record date was set only after the lawsuit commenced, which would mean it was set in violation of the CHC by-laws.  In fact, the CHC Board of Directors set the record date at its August 10, 2005 meeting, the fifth business day after the request, as required by the CHC by-laws.  The context of the amended proxy statement suggests that the record date was set after the lawsuit began, which is false.

Second, Crescendo states: “On August 31, 2005,  Judge Bernard  Fried,  a justice of the Supreme Court of the State of New York,  County of New York, heard argument on Crescendo Partners’  motion  seeking to enjoin  Computer  Horizons  from taking any action after the September 2, 2005 special  meeting of  shareholders  to consummate the proposed  Merger  with  Analysts  until it  complies  with New  York’s  Business Corporation Law. Following argument,  Judge Fried reserved rendering a decision on the motion until such time that the voting results from the September 2, 2005 special meeting of  shareholders  are known.  Once the results are known,  Judge Fried indicated that, if necessary, he would render a decision on the motion.” [Emphasis added]

Judge Fried did not reserve until the voting results are known.  The Judge stated that he may rule at any time, but that if he had not ruled prior to the results of the Merger vote being certified, counsel should call the court.  For the supplemental information of the Staff, set forth below please find an excerpt from the transcript of the hearing.

“THE COURT:   Counsel, what I would like to do is as follows:  I want to consider the arguments today because I think they’ve been helpful and I’ll look at the cases you cited and I want myself to continue reviewing the papers.

I have an idea where I’ll probably come out, but I think it would be inappropriate for me to say that at this point.  So the election is scheduled for Friday.  I’m confident I’ll have a decision by Tuesday or Wednesday for you.  So what I would like you to do then is just call my chambers, if we don’t get a decision before the results are certified then call us and at the most, I’ll take it [sic] [make it?] within 24 hours.

So I’m not issuing a TRO.  I’m not denying a TRO.  I’m giving myself the luxury of time to think it through based on today’s arguments.  That’s how I intend to proceed; unless, somebody has any objection in which [sic] [to what] I just presented.”

Page 14.  Crescendo states “The Committee has not made a decision as to whether there will be any change in management if the Nominees are elected. If the Nominees are elected, they will make a decision based on an evaluation of each management position on a case by case basis.  The termination of any employee could trigger certain change of control obligations”

These statements are false and misleading under Rule 14a-9.  All of the change in control arrangements are the same or similar to the ones disclosed in the Company’s public filings.  Thus, the $14.12M change of control payments due the employees under the SERPs and employment agreements are triggered not upon subsequent termination of the employee but automatically, without discretion, by reason of the occurrence of a change of control which takes place upon the removal of the existing Board. As such, the page 14 disclosure is incorrect and should be revised to correctly state the change in control payments are automatically triggered by reason of the removal of the existing Board.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:                               William J. Murphy

Michael C. Caulfield, Esq.